FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure:	1.	Redemption of Shares announcement made on 18 December 2006

Enclosure No. 1

REDEMPTION OF NON-CUMULATIVE USD PREFERENCE SHARES, SERIES B

National Westminster Bank Plc has given notice that it will, on 16th January
2007 (the "Redemption Date"), redeem all of the 10,000,000 Non-cumulative USD
Preference Shares, Series B (the "Series B Preference Shares") of $0.01 each.
Consequently, on the Redemption Date, each Series B Preference Share will become due and payable at its redemption amount of $25.00 (subject to withholding tax requirements).

The dividends payable on January 16, 2007 will be paid in the normal manner to record holders of the American Depository Shares, Series B, that represent the
Series B Preference Shares ,as of December 8, 2006, in the amount of $0.4921875 per American Depository Share, Series B.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett                            Richard O'Connor
Director, Capital Management           Head of Investor Relations
280 Bishopsgate                        280 Bishopsgate
London                                 London
EC2M 4RB                               EC2M 4RB
Tel: +44 20 7085 4925                  Tel: +44 20 7672 1763

Registered holders of American Depositary Receipts please contact:

JP Morgan Chase Bank N.A. (Paying Agent)
Attn: Reorganization Dept.
P.O. Box 3447
South Hackensack, NJ 07606
U.S.A.

Tel : From within the U.S., Canada or Puerto Rico:
      1-888-444-6789 (Toll Free)

      From outside the U.S.:
      1-201-680-6630 (Collect)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 December 2006

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat